U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

CostPlusFive.com, Inc.
(Name of Small Business Issuer in its charter)

Nevada                                           86-0853156
----------------------------------             -----------------------------
(State or other jurisdiction of                I.R.S. Employer
incorporation or organization)                 Identification No.)

79811A Country Club Dr.
Bermuda Dunes, CA                       92201
----------------------------------             -----------------------------
(Address of principal executive offices)       (Zip Code)

Issuer's telephone number, including area code 760-345-2400
----------------------------------             -----------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
                                               to be so registered each class
                                               is to be registered

None                                           N/A
----------------------------------             -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
-----------------------------------------------------------------------------
(Title of class)












Item 1.         Description of Business

Business Development

The Company was incorporated in the State of Nevada on January 15, 1997, under the original name of Stop-N-Sock, Ltd. Its predecessor entity, Stock-N-Sock "SEED", was a California Limited Partnership formed in 1996 to develop a high-tech driving range. Up until March 1, 1999, the Company was engaged in the business of development of its Coachella Valley real estate into a driving range. On March 1, 1999, the Company changed its name to CostPlusFive.com, Inc. and changed its business to a wholesale buying club, specializing in the sale of high quality, leading edge multimedia computer systems and peripherals via the Internet.

In General

The Company is in the business of sales of high quality, leading edge multimedia computer systems and peripherals through its web site on the Internet, supported by affiliated retail locations in Texas, Arizona and Maryland. The Company sells its products at five percent over wholesale price for its membership. Members pay $39.95 per family or $139.95 per business per year to receive these discounts on all products the company sells.

The Industry

Retail sales in computer hardware products is a relatively new industry, which is in a constant state of change, due to the advance in microchip technology, which results in the development of more diversified and technologically advanced hardware. Internet sales of computer products is a more recent development. Both of these industries are highly competitive. The Company's unique niche in this industry is the fact that the Company offers a membership, which stimulates customer loyalty. The benefits of membership are that the member receives a price on Company offered products of five percent above the wholesale price paid by the Company. A further advantage is that the Company maintains affiliated (not owned) retail locations in Phoenix, Arizona, Tucson, Arizona, Bedford, Texas, and Rockville, Maryland, where a customer can go for after market support and repairs.

Discontinued Business

The Company was formerly known as Stop-N-Sock, Inc. The Company owns a site in the Coachella Valley on Miles Avenue between Washington Boulevard near to Highway 111 in Indian Wells. Management had plans to erect a state of the art, high-tech golf practice range and teaching facility plus full pro shop, to feature 60 driving range stations having climate compensating misters/heaters, full lighting for night usage, automatic ball spotters, and computer aided video swing analysis. However, the Company determined that it would be in the best interests of the Company and its shareholders to abandon the project and to sell the site, due to the fact that management determined that the Company could not likely raise the capital required to develop the site to its full potential. The Company then put in a new management team and shifted its focus to Internet sales of computer products.


Products

The Company offers a full line of fully customer configurable multimedia computer systems, printers, notebook computers, monitors and scanners, computer cables and related hardware, computer software and games.

Marketing

The Company will vigorously promote memberships in its "CostPlusFive.com Buying Club," which will enable members to purchase computers, peripherals and software at five percent over Company cost. The Company will seek to foster long term relationships and word of mouth referrals through customer service. The Company maintains a full time customer service toll free telephone number, and service maintenance at its affiliated retail locations. The Company has no ownership interest in the retail locations, which are owned by the officers and directors of the Company, and which bear the Company name by Company consent.

The Company will seek to expand its locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of memberships in the Company's wholesale buying club, sales of all computer products offered by the Company, and service. Operators of retail locations will split 50% of gross profits from all sales and services.

Patents

The Company holds no patents for its products.


Raw Materials and Principal Suppliers and Vendors

The Company does not manufacture its products and, therefore, does not utilize raw materials. The Company's products and its suppliers are as follows:


Computer Systems, Printers, and peripherals: Total peripherals, Richardson, TX

Computer Systems, Printers and Peripherals: Parts 2PC, Pasadena, CA

Computer Systems, Printers and Peripherals: Comtech Digital Systems,
Glendale,CA

Computer cables and related hardware:   Cables Unlimited, Concord, CA

Computer software and games:  HC Distributors, Pflugerville, TX

Competition

The business of providing wholesale and retail computer sales is one of intense competition. Other companies with more affiliate or retail locations than the Company have financial resources superior to the Company, so there can be no assurance that the Company's projected income will not be affected by its competition. There are also many other companies with greater financial resources that the Company who offer computer sales on the Internet. However, the Company feels it is able to compete adequately with these other companies, due to its unique pricing of product at 5% above cost. However, there can be no assurance that competing companies with greater buying power will be able to undercut the Company's pricing structure.

Employees

The Company's only employees are its four officers and directors.

Item 2.  Management's Discussion and Analysis of Plan of Operations


Plan of Operations


The Company is engaged in the business of sales of high quality, leading edge multimedia computer systems and peripherals through its web site on the Internet, supported by affiliated retail locations in Texas, Arizona and Maryland. The Company sells its products at five percent over wholesale price for its membership. Members pay $39.95 per family or $139.95 per business per year to receive these discounts on all products the company sells. The Company has financed its operations to date through the sale of its securities. See
Item 10 - "Recent Sales of Unregistered Securities."

The Company's plan of operations over the next 12 months includes implementing its marketing plan by vigorously promoting memberships in its CostPlusFive.com Buying Club," which will enable members to purchase computers, peripherals and software at five percent over Company cost. The Company will seek to foster long term relationships and word of mouth referrals through customer service and its affiliated locations, and will seek to expand the number of affiliated locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of memberships in the Company's wholesale buying club, sales of all computer products offered by the Company, and service. Operators of retail locations will split 50% of gross profits from all sales and services.

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

Year 2000 Compliance

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications and found all to be Year 2000 compliant or capable. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. In the beginning of the second quarter of 1999, the Company shall conduct an audit of its vendors and suppliers to identify relevant Year 2000 issues. At this time, the Company cannot give a reasonable estimate of the costs associated with Year 2000 compliance, due to an absence of data from its vendors and suppliers, nor can assurances be offered with respect to third party compliance. Upon assessment of the answers generated by the Company's Year 2000 questionnaires, a more realistic picture of the scope and impact of the Year 2000 compliance challenges, if any, should allow sufficient time for appropriate remediation without significant effect on the Company's business, financial condition or results of operation.

Item 3.  Description of Property

The Company leases executive offices on a month to month basis from its former president, Robert T. Yarbray. It owns no other property, other than its website name and trade name. The Company has no ownership interest in the retail locations, which are owned by the officers and directors of the Company, and which bear the Company name by Company consent.

Item 4.  Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1998, by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.


Name and Address      Number of Shares         Percentage Owned
----------------      ----------------         ----------------

Mahlon J. Meier       500,000             2.5%

Don Smallman      500,000            2.5%

Franklin R. Scivally   500,000            2.5%

William J. Barker      500,000            2.5%

Officers and Directors
as a Group           2,000,000            9.9%
----------


Item 5.  Directors, Executive Officers, Promoters and Control Persons

The Executive Officers of the Company, and their ages, are as follows:

Name             Age       Position
----             ---       --------

Mahlon J. Meier       47        President, Chairman, C.E.O.

Donald R. Smallman     37       Secretary, Director

Franklin R. Scivally   47       Treasurer, Director

William Barker        37        Director




Mahlon J. Meier. Mr. Meier is the President and Director of the Company, and has been since March 1, 1999. Mr. Meier has been the owner of Meier Treats, Inc. in Grapevine, Texas since April, 1996. Mr. Meier is also the owner of the CostPlusFive.com affiliated location in Bedford, Texas. He organized and managed a software franchise called Cyber Exchange from September 9, 1996 to the present. From July, 1995 to the present, he has managed a successful retail gift business. He was formerly employed at GTE Telephone Operations in Irving, Texas, from March, 1971 through April, 1996, as Director of Operational Evaluation and Control from April 1992 through April 1997, Staff Manager Quality from June, 1989 through April, 1992, manager Distribution Center from January 1988 through June, 1989, and held various other positions with GTE. He holds an M.S.B.A. from Illinois Western University.

Don Smallman. Mr. Smallman is the Secretary and Director of the Company, and has been since March 1, 1999. He is also the owner of the CostPlusFive.com affiliated locations in Phoenix, Arizona. Mr. Smallman was the owner of the Cyber Exchange software and hardware franchise in Phoenix, Arizona. From April 1996 through June, 1997, he was employed by CDI in Phoenix, Arizona as a software engineer,/developer. From December, 1994 through February, 1996, he was employed by First Approach - Entergy - River Bend Nuclear Generating Station, in St. Francisville, Louisiana as a software engineer/developer, and from March, 1994 through November, 1994, he was employed by Atlantic Group, Inc. Arizona Public Service Palo Verde Nuclear Generating Station in Phoenix, Arizona, in various positions, including I&C Procurement Engineer, Electrical Engineer, and I&C Engineer. He was previously employed by Bechtel Power Corporation from May, 1991 through November, 1993 at the Palo Verde Nuclear Generating Station in Phoenix, Arizona, and from August, 1990 through April, 1991, he served as Electrical Engineer for Advanced Technology, Inc. At the Tennessee Valley Authority Watts Bar Nuclear Plant in Chattanooga, Tennessee. From October, 1989 through August, 1990, he was employed by Black & Veatch as an Electrical/I&C Design Engineer at the Palo Verde Nuclear Generating Station, and from September, 1982 through October, 1989, he was employed as an Electrical/I&C Engineer at the Tennessee Valley Authority Sequotah Nuclear Plant in Chattanooga, Tennessee.

Franklin R. Scivally. Mr. Scivally is the Treasurer and Director of the Company. He is also the owner of the CostPlusFive.com affiliated location in Tucson, Arizona. He is also the President of Scivally Enterprises, LLC. From January, 1992 through December, 1997 he was employed by Questech, Inc. as Project Manager. From November, 1971 through December, 1971 he was a Commissioned Officer in the United States Air Force, in various positions, including Chief, Quality Assurance Division of the Tomahawk Cruise Missile Wing, Maintenance Control Officer, Minuteman & Ground, launch Cruise Missile Launch Officer, Minuteman Weapon System Launch Analyst, Chief, Maintenance Control, assignment through the Air Force Institute of Technology to Hughes Aircraft Company, and Manufacturing Manager for the MILSTAR program. He holds a Master of Arts/management & Supervision from Central Michigan University, 1983, a Bachelor of Science/Business Management, 1980 from the University of LaVerne, and an Associate of Arts/Electronics, 1978 from Alan Hancock College.

William J. Barker. Mr. Barker is a Director of the Company. He is also the owner of the CostPlusFive.com affiliated location in Rockville, Maryland. He is also President of Amethyst, Inc. from January, 1996 to the present, which is a computer software and hardware store. Mr. Barker manages all aspects of store operation, including purchasing, marketing, customer relations, accounting, proposals, and new business development. From February, 1994 through December, 1996, Mr. Scivally was employed as a Systems Analyst at SAIC in Annapolis, Maryland. From 1992 through 1995, Mr. Barker was employed as a Senior Systems Analyst for Science Applications International Corp., where he coordinated systems integration and development efforts for NSA, the Pentagon, FBI, Department of Energy and various commercial contacts. From 1990 through 1992 Mr. Barker was employed by Computer Sciences Corporation as Technical Lead. From 1986 through 1990, he was employed by Scipar, Inc. As a computer scientist, and from 1986 through 1992, he served in the U.S. Naval Reserve.
He holds an MBA from the University of Maryland, 1994, and a B.S. in Computer Science from Rochester Institute of Technology.

Item 6.  Executive Compensation

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended March 30. 1999. No salaries are being paid at the present time. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.


Annual Compensation
-------------------

Name and Position     Salary     Bonus Annual  Deferred Salary




Item 7.  Certain Relationships and Related Transactions

There have been no transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8.  Legal Proceedings

On April 1, 1999, Mary Smith sued the Company and its former President, Robert
T. Yarbray, in the Superior Court of California for the County of Riverside, Case No. INC 011613, alleging non payment of a $25,000 promissory note. The Company believes that the lawsuit has no merit, as the Company executed a first deed of trust on its real property for $250,000 in exchange for $225,000 of loan proceeds from Ms. Smith. Therefore, the $25,000 promissory note was extinguished by the subsequent promissory note for $250,000, secured by a first deed of trust.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The Company's Common Stock has been listed on the NASD OTC Bulletin Board under the symbol "STSN" in October, 1998. In March, 1999, it changed its symbol to "USAV." For a short time, the symbol was "CPFV." Since the Company's initial listing on the OTC Bulletin Board, the high and low sale prices of company common stock were 1/8 and 2 1/4, respectively. During the third and fourth quarters of fiscal year 1998, the high and low sale prices of the Company's common stock were $.50 and $.16, respectively. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of March 30, 1999, there were 93 record holders of the Company's Common Stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:

[CAPTION]

        Period Reported                     Average High Bid      Average Low
Bid
    Quarter ended December 30, 1998   no data available

    Quarter ended March 31, 1999     $0.50      $0.16






Item 10.  Recent Sales of Unregistered Securities

The Company sold 1,000,000 common shares of unregistered securities in a Regulation D, Rule 504 exempt offering, which shares were sold in exchange for services. The offering closed on April 6, 1999. During the calendar year
1999, the Company has sold 47,050 shares of restricted common stock, to Michael Williams, 100,000 shares of restricted common stock to John and Ruth
Ann Whithrop, and 29, 412 shares of restricted common stock to Lynn Adams, pursuant to Section 4(2) of the Securities Act of 1933, which resulted in net proceeds to the Company of $32,000. On May 11, 1999, the Company sold 50,000 shares to its legal counsel under Rule 701, in exchange for services.


Item 11. Description of Securities

Common Stock

The Company is authorized to issue 50,000,000 shares of common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non-assessable. There are currently outstanding 25,192,555 shares of Common Stock, as of June 7, 1999. As of the close of the fiscal year 1998, there were 19,842,000 shares of common stock outstanding.

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares.
Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.






Item 12.  Indemnification of Directors and Officers

Nevada Statutes

NRS  78.751   Authorization  required  for  discretionary  indemnification;
advancement of  expenses; limitation on indemnification  and advancement of expenses.

1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a) By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)  Does  not  exclude   any  other  rights  to  which  a  person  seeking
indemnification  or  advancement  of expenses  may  be  entitled under  the articles of incorporation or  any bylaw, agreement, vote of stockholders or disinterested directors or otherwise,  for either an action in his official capacity or an action  in another capacity while holding his office, except that indemnification, unless ordered  by a court pursuant to NRS 78.7502 or for the  advancement of expenses made pursuant to  subsection 2, may not be made to  or on  behalf of any  director or officer if  a final adjudication establishes  that his  acts or  omissions involved  intentional misconduct, fraud or  a knowing violation of  the law and was  material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

(Added  to   NRS  by  1969,  118;  A  1987,   83;  1993,  976;  1997,  706)


Articles of Incorporation

The Articles of Incorporation do not provide for the indemnification of officers or directors.

By Laws

Article X - Indemnity

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.



Item 13. Financial Statements

Independent Auditor's Report
Financial Statements
Balance Sheet
Statement of Operations
Statements of Cash Flows
Statement of Changes in Stockholder's Equity
Notes to Financial Statements

The Board of Directors
CostPlusFive.com, Inc.
(Formerly Stop-N-Sock, Ltd.)
Bermuda Dunes,California

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheets of CostPlusFive.com, Inc.
(Formerly Stop-No-Sock, Ltd.) as of March 31, 1999, and the related Statements of Operations, accumulated deficit, cash flows and changes in shareholders' equity for the year then ended March 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CostPlusFive.com, Inc. (Formerly
Stop-N-Sock, Ltd.) As of March 31, 1999 and the results of its operations for the period then ended in conformity with generally accepted accounting principles.

//s//JULIUS OTTO
Julius A. Otto
Monterey Park, California
April 2, 1999
CostPlusFive.com, Inc.

Balance Sheet

March 31, 1999

ASSETS
Cash                        $    210
Furniture and equipment - at stated value
less allowances for depreciation of $7,500          22,500
Notes Receivable - common stock sale - NOTE C            525,000
Gold driving range site costs - NOTES A and D          860,555
Total Assets                      $1,408,265

LIABILITIES 7 STOCKHOLDER'S EQUITY
LIABILITIES
Accrued expenses                 $  357,497
Notes payable, secured by trust deeds
on gold driving range site - NOTE D               562,500
Debentures payable - NOTE E                   50,000
Total Liabilities                    $1,322,823

DEFICIENCY IN ASSETS
COMMON STOCK $.001 par value, 50,000,000
shares authorized, 19,482,000 shares issued
outstanding - NOTES A and E               $   19,482
Additional Pain In Capital (Deficit)
Accumulated during the development stage and
since January 1, 1999                 2,721,003
Additional Paid In Capital (Deficit) Accumulated
during the development stage and since January 1, 1999   (2,655,403)
Net Stockholder's Equity                  85,442
Total Liabilities and Stockholder's Equity          $1,408,265
The accompanying notes are an integral part of these financial statements


CostPlusFive.com, Inc.
(A Development Stage Company)
Statement of Operations


For the year ended March 31, 1999

Revenue                           $     0
Interest expense and foreclosure costs           $ 191,474
General, Administrative, Marketing
and Public Relations expenses               2,207,332
Depreciation                     $   4,286
Net(loss)                       $2,403,082)
The accompanying notes are an integral part of these financial statements

CostPlusFive.com, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 1999

   Shares of Common Stock  Additional Accumulated    Total
   Common         Paid-In  (Deficit)
   Stock              Capital
Balance 1,850,000 $1,850    $200,097 ($252,321)     ($50,374)
Shares
issued in
conjunction
with public
offering
under 504
(D)(Reg)
(D stock)
including
shares
issued in
exchange
for
convertible
subordinated
debentures
and
notes
receivable  2,998,000 2,998       788,402       791,400
Shares
issued
for services
under Rule
144
(restricted
stock) 14,994,000 14,994    1,732,504          1,747,498
Net (loss)
for the year               (2,403,082)             (2,403,082)
(A) Does not include 1,025,000
shares issued for service - issued
subsequent to 3/31/99 for services
under 504 (D) (Reg D) offering.
The accompanying notes are an integral part of these financial statements


CostPlusFive.com, Inc.
(A Development Stage Company)
Notes to Financial Statements

NOTE A - ORGANIZATION NAME CHANGE AND CAPITALIZATION
CostPlusFive.com, Inc. (formerly Stop-No-Sock, Ltd.) "the Company" was formed January 15, 1997 under the laws of the state of Nevada. The initial capital and stated business purpose of the Company was $201,947 and, together with the cash proceeds of a public offering, under a Regulation 504(D) exemption, of its common stock, the Company intended to develop a golf driving range plus certain other golf related facilities at the golf driving range site and commence operations.

During the fiscal year ended March 31, 1999 it became apparent that cash proceeds from the public offering and the operating costs, marketing costs of the public offering and administrative expenses would not provide sufficient cash for the completion of the intended development and operation of a golf driving range site in the near future without significant additional financing or capital.

As a result of the above the Board of Directors voted to sell the golf driving range and also to enter into negotiations with a group of investors and individuals who plan, through the contribution of assets and operations, to operate certain retail. wholesale and Internet online computer hardware and software sites. This group currently has nine (9) locations in five (5) states and is a loosely formed operating entity.

In connection with the negotiations and plans mentioned above the Company sold 2,400,000 shares of its common stock for notes receivable in the amount of $600,000. The stock was valued at $.25 per share and instructions to the transfer agent to issue the stock was made in stages of 200,000 shares on December 30, 1998, 200,000 shares on January 5, 1999 and 2,000,000 shares on February 22, 1999. The common stock issued was issued under Regulation 504 (D) "free" trading, registered stock that was the result of the Company's public offering. See Note C for details of the payment schedule for these notes.

As a result of the above the Company changed its name from Stop-N-Sock, Ltd. To CostPlusFive.com, Inc. on March 1, 1999 and increased its authorized common stock ($0.001 par value) from 25,000,000 shares to 50,000,000 shares.

Additionally, as a result of the aforementioned activities the Company ceased to be a development stage Company.

On February 22, 1999 the Company entered into a sale escrow for the sale of the gold driving range site. This escrow was for a net sales price of $1,700,000, to be payable $100,000 on or before April 22, 1999, with the net proceeds payable at the close of escrow, which was anticipated to occur on or about
June 22, 1999.

The prospective buyer did not perform on the cash payment of the $100,000 and this sale escrow must be deemed to be canceled. The Company has not pursued legal restitution for its costs and opportunities lost during the buyer's due diligence period from February 22, 1999 to April 22, 1999.

The golf driving range sit is expected to be put back on the market in the near future.

Negotiations and meetings are now being held to consolidate the assets of the Company and the investor group and to determine the exact nature of future operations. The completion of such negotiations and meetings is expected to occur in the immediate future.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
Furniture and equipment are carried at cost. Depreciation is being computed, using the straight line method, over the estimated useful lives of the assets, which is seven (7) years.

The gold driving range site is carried at the cost to acquire the real property plus certain other costs that were incurred to ready the site for development.

NOTE C - NOTES RECEIVABLE
In connection with the issue of common stock, as mentioned in Note A, the Company received notes receivable (a $500,000 note and a $100,000 note) from certain investors within or associated with the investor group noted above. The $500,000 note requires payments of $25,000 every two weeks beginning March 12, 1999 until April 21, 1999, when a final payment of $400,000 is due payable.

The principal on the $100,000 note is due and payable on October 1, 1999.

Neither of the notes mentioned above bear interest and interest has not been imputed since they are currently payable.

The principal payment of $400,000 was not made on April 21, 1999. Current plans of management are to restructure the notes and, perhaps, increase the capitalization of the Company. Such negotiations and plans have not been consummated and the $500,000 note is in default.


NOTE D - OTHER NOTES PAYABLE
Notes payable consist of the following: Note Payable to a Stockholder in the amount of $250,000 secured by a first trust deed on the golf driving range site, payable interest only monthly in the amount of $3,125, interest at 15% per annum,all due and payable September 26, 1000.

Note payable, secured by a second trust deed on the golf driving range site. This note, plus significant foreclosure costs were paid certain stockholders of the Company. The note has not been recorded with the County Recorder, repayment terms or principal amounts have not been determined but the principal amount shall not, as of March 31, 1999, exceed approximately $336,000, which amount represents the cash advanced to payoff this note, plus foreclosure costs and to bring the note payable to a stockholder secured by a third trust deed in the principal amount of $312,500 current. Included also in the approximate $336,000 are amounts advanced to the company to settle certain lawsuits that arose out of the initial purchase of the real property. Such additional costs have been charged to interest expense and foreclosure costs.

Note Payable to a Stockholder in the amount of $312,500, secured by a third trust deed on the golf driving range site, payable interest only quarterly, from May 20, 1997 at 7.25% (quarterly payment is $5,664) all due and payable October 18, 1999.

NOTE E - CONVERTIBLE SUBORDINATED DEBENTURES PAYABLE
The Board of Directors, on July 17, 1997, authorized the sale and issue of a total of $150,000 in convertible debentures are unsecured, bear interest at 10%, which is to be accrued and paid on the first day of the thirteenth month after the day of issuance.

The debentures, together with the accrued interest, are convertible into 1,000 shares of the Company's common stock for each $1,000 principal amount no sooner than the sixth day of the thirteenth month of the date of issuance. Prior to March 31, 1999 $100,000 of these debentures have been converted to common stock.
The remainder are due and payable during the months of April and May 1999.

NOTE F - LEASE COMMITMENT
The Company leases its office space under a month to month lease/rental agreement. Monthly rental expense payments are $800.

Item 14.  Exhibits, Financial Statements

(a)    Report of Independent Certified Public Accountant
  Financial Statements
  Balance Sheets
  Statement of Loss And Accumulated Deficit
  Statements of Stockholder's Equity
  Statements of Cash Flows
  Notes to Consolidated Financial Statements

(b)    Reports on Form 8-K: Not Applicable

(c)    Exhibits

  Exhibit No.         Description
  ----------      -----------

  3(a)       Articles of Incorporation

  3(b)       By-laws

  4(a)       Specimen certificate of common stock

  10         Other Documents: None



SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CostPlusFive.com, Inc.

  //s//MAHLON J. MEIER
By________________________________________
   Mahlon J. Meier, President and Director

Date: June 11, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

__________________________________________
Mahlon J. Meier, President and Director
Date: June 11, 1999


___________________________________________
Franklin R. Scivally, Secretary and Director

Date: June 11, 1999


___________________________________________
Donald R. Smallman, Treasurer and Director

Date: June 11, 1999


___________________________________________
William J. Barker, Secretary and Director
Date: June 11, 1999


Exhibit 3.1

ARTICLES OF INCORPORATION

        FILED
    IN THE OFFICE OF THE
        SECRETARY OF STATE OF THE
        STATE OF NEVADA
        JANUARY 15 1997
        NO. C594-97



STATE OF NEVADA
SECRETARY OF STATE
IMPORTANT: READ INSTRUCTIONS ON REVERSE SIDE BEFORE COMPLETING THIS FORM
TYPE OR PRINT (BLACK INK ONLY)
1.  NAME OF CORPORATION: STOP-N-SOCK, LTD.
2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)
Name of Resident Agent: Affordable Business Services, Inc.
Street Address: 1055 E. Flamingo Road, #1009A, Las Vegas, NV 89119
3.  SHARES: (number of shares the corporation is authorized to issue)
Number of shares with par value: ) Par Value: 0 Number of shares without par value: 25,000.
4.  Governing board: SHALL BE STYLED AS (CHECK ONE) 1 Director Trustees
The FIRST BOARD OF DIRECTORS shall consist of 1 members and the names and addresses are as follows:
Name: Robert T. Yarbray    Address: 76803 Castle Court, Palm Desert, CA.
5.  PURPOSE: (optional-see reverse side) the purpose of the corporation shall be:
6.  PERSONAL LIABILITY (pursuant to NRS 78.037): Check one:     Accept xxx
Decline
7. OTHER MATTERS: Any other matters to be included in these articles may be noted on separate pages and incorporated by reference herein a part of these articles: Number of pages attached:
8. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles (signatures must be)
Name Robert T. Yarbray
Address: 76803 Castle Court, Palm Desert, CA 92211
Signature: //s//ROBERT T. YARBRAY
Subscribed to me and sworn before me this 14th day of
January, 1997
//s//DOUGLAS BECKLEY
Notary Public
(affix notary stamp or seal)
NOTARY PUBLIC
STATE OF NEVADA
COUNTY OF CLARK
My commission expires Oct. 2, 1997
9.  CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT
I, Affordable Business Services, Inc. hereby accept as Resident Agent for the above named corporation.
BY: SIGNATURE ILLEGIBLE
Signature of Resident Agent
1/14/97

Exhibit 3.2

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
(After Issuance of Stock)
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
JUNE 27 1997
NO. C594-97

STOP-N-SOCK, LTD.
Name of Corporation
We, the undersigned, ROBERT T. YARBRAY President or Vice President and ROBERT T. YARBRAY Secretary or Assistant Secretary of STOP-N-SOCK, LTD., name of Corporation, `do hereby certify:
That the Board of Directors of said corporation at a meeting duly convened, held on the First day of June, 1997, adopted a resolution to amend the original articles as follows:
Article 3 is hereby amended to read as follows:
SHARES: Number of shares with par value: 25,000,000 Par value: .001
The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 25,000; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.
//s//ROBERT T. YARBRAY President
//s//ROBERT T. YARBRAY, Secretary

State of Nevada
County of Clark
On June 28, 1997, personally appeared before me, a Notary Public, Robert T. Yarbray, who acknowledge that they executed the above instrument.
//SIGNATURE ILLEGIBLE
Signature of Notary
Notary Public-State of Nevada
County of Clark
Thomas A. Baez
My Commission Expires
June 6, 1999
(Notary Stamp or Seal)

Exhibit 3.3

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
(After Issuance of Stock)
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
MAR 1 1999
NO. C594-97

STOP-N-SOCK, LTD.
Name of Corporation
We, the undersigned, ROBERT T. YARBRAY President or Vice President and ROBERT T. YARBRAY Secretary or Assistant Secretary of STOP-N-SOCK, LTD., name of Corporation, `do hereby certify:
That the Board of Directors of said corporation at a meeting duly convened, held on the First day of March, 1999, adopted a resolution to amend the original articles as follows:
Article 1 is hereby amended to read as follows:
NAME OF CORPORATION: CostPlusFive.com, Inc.
Article 3 is hereby amended to read as follows:
SHARES: Number of shares with par value: 50,000,000 Par value: .001
The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 13,848,000; that the change(s)
and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.
//s//ROBERT T. YARBRAY President
//s//GEORGE WHITE, Secretary
State of Nevada
County of Clark
On March 1, 1999, personally appeared before me, a Notary Public, Robert T. Yarbray, who acknowledge that they executed the above instrument.
//SIGNATURE ILLEGIBLE
Signature of Notary
Notary Public-State of Nevada
County of Clark
SEAL ILLEGIBLE
March 1, 1999
(Notary Stamp or Seal)

Innovative Tracking Solutions Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

        FIRST:  That at a meeting of the Board of Directors of Innovative
Tracking
Solutions Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and resolution setting forth the proposed amendment is as follows:

        RESOLVED: That the Certificate of incorporated of this corporation be amended by deleting the Heading,. Article(s) Ninth and changing Article(s) Fourth, Seventh, and Eighth so that the document shall read as follows:

        FOURTH:   The amount of the total authorized capital stock of this
corporation is (ten million) 10,000,000 shares of $.001 Par Value.

        SEVENTH: The Directors shall have power to make and to alter or amend the
By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.
        With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.
        The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholders; and no stockholder shall have any right of inspecting any account, or book or document of this corporation, except as conferred by the law or the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of the State of Delaware.
        It is the intention that the objects, purposes and powers specified in the
Third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any purpose and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

        EIGHTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

Exhibit 3.3

BY-LAWS -OF-
STOP-N-SOCK, LTD.
ARTICLE I - OFFICES
The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waives of notice of such meetings.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The president shall be the chief executive officer of the Corporation.
ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:
(a) The certificates representing the shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (I) the Chairman of the Board of the Present or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in corporation to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgement of the Board of Directors, it is proper so to do.


Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII-FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII-CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS
Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 -By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.


Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, or less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted.
When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE X - INDEMNITY


(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

  The undersigned incorporator certifies that he has adopted the foregoing by-laws as the first by-laws of the Corporation.

Dated: January 15, 1997

                 //s// ROBERT T. YARBRAY
                 -------------------------
                 Incorporator


Exhibit 4.1

<SEQUENCE>4
[DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE

EXHIBIT
COSPLUSFIVE.COM., INC.

[________]NUMBER                                              SHARES[________]
                      INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
                50,000,000 SHARES COMMON STOCK AUTHORIZED, $.001 PAR VALUE


  COMMON STOCK                                     CUSIP 22161W 10 8
                  SEE REVERSE FOR CERTAIN
                  DEFINITIONS
THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF FULLY PAID AND NON-ASSESSABLE
SHARES OF COMMON STOCK OF COSTPLUSFIVE.COM, INC.
TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated:

[SEAL OF COSTPLUSFIVE.COM,INC.]

/s / ROBERT T. YARBRAY                           /s/ G.R. WHITE
- -----------------------                            ---------------------
President                                            Secretary

            COUNTERSIGNED
       PACIFIC STOCK TRANSFER COMPANY
       P.O. Box 93385
       Las Vegas, NV 89193


       By: ^^Illegible Signature^^


        5899 south State Street
                                        Salt Lake City, UT 84107


The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT -
____Custodian____
TEN ENT  - as tenants by the entireties                     (Cust)
(Minor)
JT TEN   - as joint tenants with right            under Uniform Gifts to
Minors
           of survivorship and not as             Act ________________________
               tenants in common                                    (State)

             Additional abbreviation may also be used though not in above list.

             FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
- --------------------------------------

- --------------------------------------

__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated,   ---------------------------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.